Mail Stop 03-06

      June 21, 2005

VIA U.S. MAIL AND FACSIMILE (408) 719-6401

Terence Griffin
Chief Financial Officer
Applied Imaging Corp.
120 Baytech Drive
San Jose, California  95134


      Re:	Applied Imaging Corp.
		Form 10-K for the year ended December 31, 2004
      Filed April 27, 2005
      Form 10-Q for the quarter ended March 31, 2005
		File No. 000-21371

Dear Mr. Griffin:


      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





Form 10-K for the year ended December 31, 2004

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 24

Liquidity and Capital Resources, page 28
1. We note your disclosure that your current cash balances may not be sufficient to fund planned expenditures, which raises doubts about your ability to continue as a going concern. Please revise future filings to provide more details of your specific plan of operations, including, plans to generate sufficient liquidity, financing needs and expected sources of this financing. The discussion should also contain appropriate and prominent disclosure of your financial difficulties and viable plans to overcome these difficulties and resolve the doubts about your continued existence. Refer to FRC 607.02.

Consolidated Financial Statements

Note 1.  Summary of the Company and Significant Accounting
Policies,
page 39

Goodwill, page 41
2. We see that you have goodwill of approximately $2.4 million at December 31, 2004. We also see that you have experienced continually increasing losses over the past three years. Tell us how you determined that goodwill was not impaired at December 31, 2004.

Revenue Recognition, page 42
3. We note from your disclosure on page 55 that you incorrectly recorded revenue upon shipment when customer acceptance criteria had not been met. Please tell us and revise future filings to describe the specific customer acceptance criteria that must be met to recognize revenue. For example, discuss how the participation of a third party financing company might impact the timing of revenue recognition.

Note 3.  Property and Equipment, net, page 45
4. We note that you currently carry $1.9 million of demonstration equipment within property and equipment. Please explain in detail your policy with respect to the demonstration equipment. Tell us whether you ever loan or sell the demonstration equipment to customers. Explain to us the basis for the three year useful life of this equipment. Please also tell us and revise to disclose in future filings where the amortization expense is recorded in your statement of operations and why you believe the classification is appropriate.
We may have additional comments after reviewing your response.

Note 11.  Segment and Foreign Operations, page 52
5. Tell us why you do not need to make product line disclosures as required by paragraph 37 of SFAS 131.

For 10-Q for the quarter ended March 31, 2005

Liquidity and Capital Resources, page 11
6. Tell us more details of the terms of the waiver obtain for the covenant violation, including the period covered by the waiver and whether the Company is currently in compliance with the covenants in the amended loan agreement. More details should also be disclosed in future filings.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Kristin Lochhead at (202) 551-3664 or me at
(202) 551-3676 if you have questions. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief
Accountant
at (202) 551-3671 with any other questions.

      Sincerely,



      Brian Cascio
      Accounting Branch Chief

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Mr. Griffin
Applied Imaging Corp.
June 21, 2005
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